Exhibit 99.1

      Issuance of the Order for Commencement of Reorganization Proceedings


---------------------------------------------------------------------------------------------------------------------
1. Date                                            March 27, 2003
---------------------------------------------------------------------------------------------------------------------
2. Competent Court                                 The 3rd Bankruptcy Division of the Seoul District Court
---------------------------------------------------------------------------------------------------------------------
                           Filing date for         April 4, 2003
                           claims, security
                           interest rights and
                           stocks
                           ------------------------------------------------------------------------------------------
                           First meeting           June 13, 2003    Place    The 1st law court in Seoul District
3. Determinations          of interested persons                             Court
                           --------------------------------------- -------- -----------------------------------------
                           Date for examination    June 13, 2003    Place    The 1st law court in Seoul District
                           of filed claims                                   Court
                           ------------------------------------------------------------------------------------------
                           Submission date                                         -
                           for reorganization
                           plan
---------------------------------------------------------------------------------------------------------------------
4. Administrator(s)                                Park, Seog-won
---------------------------------------------------------------------------------------------------------------------
5. Date of issuance of the order                   March 27, 2003
  for commencement
---------------------------------------------------------------------------------------------------------------------
                                                   -  List up of all properties and submission of balance sheet
                                                   -  Filing of creditors' claims, security interest rights
                                                      and stocks
                                                   -  Due diligence by investigator(s) and submission of the
                                                      report of investigation
                                                   -  First meeting of interested persons
6. Schedule of events                              -  Submission of draft reorganization plan
                                                   -  Second meeting of interested persons for the
                                                      deliberation of draft reorganization plan
                                                   -  Third meeting of interested persons for the adoption
                                                      of resolution approving the reorganization plan
                                                   -  Confirmation of Reorganization Plan
---------------------------------------------------------------------------------------------------------------------
7. Others                                                                          -
---------------------------------------------------------------------------------------------------------------------